September 21, 2020

Via EDGAR

Kimberly Browning, Esq.

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 10549

Re:	Guinness Atkinson Funds, File Nos. 333-75340; 811-08360 (the “Registrant”)

Dear Ms. Browning:

On behalf of the Registrant, with respect to SmartETFs Asia Pacific Dividend Builder ETF and SmartETFs Dividend Builder ETF (each a “Fund”), we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided by telephone to the undersigned on June 23, 2020, relating to Post-Effective Amendment No.103 (“PEA 103”) to the Registrants Registration Statement on Form N-1A, filed on May 15, 2020 for the two funds, and additional comments provided by telephone to the undersigned on August 28, 2020 and August 31, 2020.

The Staff’s comments are set forth below followed by our response. We have attempted to accurate restate the Staff’s comments, which were provided by telephone. Capitalized terms used but not defined in this letter have the meanings assigned to them in the post-effective amendment.

When a comment applies to more than one section of the post-effective amendment, unless otherwise discussed, we have attempted to make changes consistently as appropriate. The Registrant acknowledges that the Funds are responsible for the accuracy and adequacy of the disclosure in the Funds’ registration statement.

We confirm that the Funds will not sell shares under the registration statement until the proposed mergers for which the Funds serve as acquiring funds are consummated.

Comments received June 23, 2020:

Comment No. 1: Add exchange and ticker to cover pages of prospectus and statement of additional information (“SAI”).

Response: The requested change has been made.

Comment No. 2: In the fee and expense table, (a) revise the introductory language to comply with modifications to Form N-1A based on new Rule 6c-11; (b) confirm that acquired fund fees and expenses will be less than one basis point and are included in other expenses; (c) modify footnote 2 to add that only the Board can change or terminate the expense limitation agreement.

ALEXANDRA ALBERSTADT ● PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 332.333.1979

Practus, LLP ● Alexandra.Alberstadt@Practus.com ● Practus.com

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

September 21, 2020

Response: The requested changes have been made. For each Fund, it is expected that acquired fund fees and expenses, if incurred, will be less than one basis point and are included in “other expenses”.

Comment No.3: In the Principal Investment Strategies section, reconsider language of this section in the context of Rule 35d-1 and modify certain disclosure, including (a) describe what “builder” means in the context of the Fund name and investment strategy; (b) insert reference to economic ties to countries in the geographic region; (c) reframe language concerning developing and developed market countries and clarify if the fund invests in emerging markets; (d) explain “real cash flow”; (e) modify sentences using “concentration”; (f) remove references to US in connection with 80% basket; (f) relocate temporary defensive strategy and add disclosure to explain consequences if deployed.

Response: The Registrant has made disclosure changes, including: explaining the terms “dividend builder” and “real cash flow”; modifying the disclosure to reflect that 80% of the ETF’s investments are in companies economically tied to countries in the Asia Pacific region (including relocating the reference to investments in US companies to later in the Principal Investment Strategy section); clarifying that the ETF may invest in companies in emerging markets within the Asia Pacific region; and removing references to concentration and developing and developed markets. The Registrant has added the requested disclosure concerning the temporary defensive strategy and relocated the language. With respect to countries in the geographic region, the Adviser has listed all countries in which more than one portfolio position will be held. The Adviser will update this list and include appropriate disclosure as the portfolio changes.

Comment No. 4: Explain why the disclosure concerning real cash flow return on investment of 8% over the prior 8 years is not a violation of Rule 156(b)(2) under the Securities Act of 1933, as amended, which prohibits implied representations of future investment performance, and using plain English, clarify what “high return” means.

Response: With respect to Rule 156 under the Securities Act, the Registrant believes that the disclosure is clear that the language “at least 8% for each of the last eight years” refers to a quantitative metric applied by the Adviser in selecting the ETF’s underlying investments, and is based on the historic return on investment capital by the companies under consideration. This language reflects one component of the Adviser’s evaluation process. The Registrant believes that investors would consider it important to know if the Adviser is using a quantitative metric to analyze potential investments, and if a quantitative metric is employed, then the specific number would also be important. The Adviser has added language to clarify that “high return” is considered relative to peer companies and represents the top 25% of the potential peer companies in the portfolio.

The Registrant does not believe that this language could reasonably be understood as referring to a targeted future return for the ETF itself, or for specific companies in the ETF’s portfolio. The language concerning the Adviser’s judgment of a company’s future prospects, reflected by the clause “and, in the opinion of the Adviser, are likely to grow their dividend over time”, does not contain a numeric target and is qualified by the use of the word “opinion”.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

September 21, 2020

Comment No. 5: In the Principal Risk sections of the summary prospectus, clarify that all principal risks are disclosed in the summary prospectus, and align the risk disclosure between the two ETFs.

Response: The Registrant has made disclosure changes to clarify that all principal risks have been disclosed and to align the risk disclosures between the two ETFs. The Registrant confirms that all of the risks identified as Principal Risks are disclosed in the summary prospectus.

Comment No. 6: In the risk factors involving foreign companies and foreign currencies, if these risks are principal, and enhance this disclosure by mentioning the specific countries and risks associated with specific foreign currencies.

Response: The Registrant has enhanced the disclosure.

Comment No. 7: With respect to the Foreign Securities Market and Emerging Markets Risk factor, please discuss this in two bullets.

Response: The Registrant has reorganized and enhanced the disclosure.

Comment No. 8: With respect to the Risks Associated with Investments Outside the United States, enhance disclosures regarding Asia Pacific and consider whether disclosure concerning Europe and Brexit is appropriate. Use a separate bullet to discuss country specific risks for each country that is a principal risk due to the size the ETF’s portfolio allocations.

Response: The Registrant has reorganized and enhanced the disclosure.

Comment No. 9: Significant market events have occurred as a result of the Covid-19 pandemic since PEA 103 was filed; please consider whether the ETF's disclosures including risk disclosures should be revised based on how these events may affect the ETF and its investments; if Registrant believes no additional disclosure is warranted please explain supplementally why not.

Response: The Registrant has enhanced the disclosure.

Comment No. 10: Relocate Portfolio Turnover Risk if this is not a principal risk.

Response: The Registrant has relocated the risk factor to later in the prospectus.

Comment No. 11: With respect to Liquidity Risk, consider expanding this risk disclosure and clarify variations in liquidity risk among participants in developed and emerging markets.

Response: The Registrant has enhanced the disclosure.

Comment No. 12: Reconcile performance table and number of comparative indices.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

September 21, 2020

Response: The Registrant has clarified the disclosure.

Comment No. 13: Given that the ETF may invest in companies in Japan, is it appropriate to use an index that exclude Japan as the comparative broad-based index? In addition, confirm that this is the appropriate index in light of the ETF’s allocation to companies in emerging markets.

Response: Historically, the strategy that the ETF will use has periodically invested in Japanese companies, but currently the portfolio does not include positions in companies in Japan. The Adviser believes that the identified index is the appropriate index and notes that the alternative indices that do not exclude Japan have a much larger allocation (around 30%) to Japan companies than the ETF would select and therefore, this index remains an appropriate comparative index for a pooled vehicle investing in companies in the Asia Pacific region including small allocations to Japanese companies. In addition, the index covers markets in other countries in which the ETF’s assets would be allocated, including the countries in the Asia Pacific region that are considered emerging markets. As a result, the Adviser believes this is an appropriate reference index for the ETF.

Comment No. 14: In the section captioned Purchase and Sale of Fund Shares, please modify the language to more closely track the language of Rule 6c-11 and Item 6 of Form N-1A and updated instructions.

Response: The Registrant has revised the disclosure.

Comment No. 15: With respect to the Principal Investment Strategy section of the Dividend Builder ETF, please define “medium term” and “real cash flow” and enhance discussion of the investment strategy. Explain why the reference to “10% for each of the last 10 years” does not constitute a violation of Rule 156(b) under the Securities Act of 1933.

Response: The Registrant has revised the disclosure. As discussed in our response to Comment No. 4, the Registrant does not believe that the “10% for each of the last 10 years” is a representation of a future return for the ETF, but rather, reflects a specific portfolio metric used by the Adviser to identify appropriate fund investments. Please see Response to Comment No. 4.

Comment No. 16: With respect to the Risks of Investing in ETFs, enhance the disclosure concerning shares trading at prices other than NAV by noting that the ETF market price could deviate from the value of the underlying portfolio holdings particularly in times of market stress, and an investor could pay much more or less than the value. Note that this is reflected as the spread between the bid and ask of the ETF shares on the exchange. Consider adding a risk factor concerning liquidity of ETF shares.

Response: The Registrant has revised the disclosure.

Comment No. 17: With respect to the risk factor captioned “Variation between market price and NAV”, consider breaking into two bullet points and limiting disclosure of foreign securities risks to a separate bullet point.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

September 21, 2020

Response: The Registrant has revised the disclosure.

Comment No. 18: With respect to the Cash Redemption Risk factor, expand to discuss situations in which the ETF would pay redemptions with cash, in whole or in part, and state that this could cause the ETF to incur costs, result in taxable gains or losses, and could decrease the ETF’s NAV to the extent such costs are not offset by transaction fees paid by authorized participants.

Response: The Registrant has revised the disclosure.

Comment No. 19: With respect to the Absence of Active Trading Risk, expand this risk to cover market makers’ activities in times of stress, noting that they may step away, which could lead to a variance with the value of the underlying portfolios.

Response: The Registrant has revised the disclosure.

Comment No. 20: With respect to the Authorized Participation Risk, reconsider “concentration” and discuss effects of transactions in underlying portfolio securities that occur outside of a collateralized settlement system.

Response: The Registrant has revised the disclosure.

Comment No. 21: With respect to the Liquidity Risk, reconsider whether this should be expanded to refer to other countries in the Asia Pacific region and whether it should address liquidity of underlying markets under stressed conditions.

Response: The Registrant has revised the disclosure.

Comment No. 22: Revise the Purchase and Sale of Fund Shares section to track more closely new rule 6c-11 and instructions. Revise disclosure concerning access to information on the ETF’s website.

Response: The Registrant has revised the disclosure.

Comment No. 23: Reconsider whether the disclosure under the More About the Funds’ Investment Strategies and Risks section is excessively duplicative of prior disclosure; see Guidance Update 2014-08.

Response: The Registrant has considered the guidance update as well as prior disclosure comments from the staff. The Registrant believes that investors benefit from a fulsome presentation and that while some language may appear duplicative, it is necessary in context to fully present the concepts being addressed. This reduction does not appear possible, however, as when the Registrant attempts to use more streamlined disclosure in response to Item 4, the Registrant receives comments requesting enhancement of that disclosure because Item 9 disclosures appear, to the reviewer, to contain new or additional information. The Registrant has revised the language in Item 4 to summarize the fulsome risks disclosed in response to Item 9, taking into account the guidance update and other disclosure guidance.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

September 21, 2020

Comment No. 24: In the Principal Investment Strategy section, clarify that a company need only meet one of the three enumerated tests to be considered economically tied to a country in the Asia Pacific region.

Response: The Registrant has revised the disclosure.

Comment No. 25: Remove or enhance the portion of the investment strategy disclosure that addressed moving from developing to developed economies.

Response: The Registrant has removed the discussion.

Comment No. 26: Reconsider risk factor introductions that cast risks as common to all funds.

Response: The Registrant has revised the disclosure.

Comment No 27: With respect to the Portfolio Holdings Disclosure Policy and Website Disclosures sections, please revise to conform more clearly to Rule 6c-11 and Item 6 and confirm that information will be prominently displayed on the website, publicly available and free of charge at all times.

Response: The Registrant has revised the disclosure. Information concerning the ETFs will be publicly available, free of charge, on the ETF’s website, www.smartetfs.com, at all times.

Comment No. 28: In the Shareholder Information section, clarify minimum share size for Creation Units, and remove “generally” or explain why it is desirable. Confirm that individual shares issued outside of creations are only issued to participants in broker-dealer DRIP programs.

Response: The Registrant has conformed the Creation Unit size disclosure to 10,000 shares. With respect to the word “generally”, the Registrant would prefer to retain this word, although the Registrant expects that after the combination transaction, new creation units will be issued and redeemed only in 10,000 share increments, except if issued to satisfy broker-dealer DRIP programs.

Comment No. 29: With respect to the SAI, add ticker symbol and exchange and confirm principal strategies and risks included in the SAI are in the prospectus.

Response: The Registrant has added the ticker symbols and exchange to the cover page of the SAI. The Registrant believes that all strategies and risks discussed in the SAI are disclosed in the prospectus.

Comment No. 30: With respect to Derivatives disclosure in the SAI, reconsider in light of the guidance provided by the staff in its July, 30, 2010 letter from Barry Miller to the Investment Company Institute, available at https://www.sec.gov/divisions/investment/guidance/ici073010.pdf and explain or remove the 5% limitation.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

September 21, 2020

Response: Neither ETF will use derivatives as a principal investment strategy. At some points in time, such as when changing its portfolio allocations, an ETF may engage in foreign currency forward contracts as necessary to implement investment strategies involving foreign securities. These are short term positions used to manage the risk of changes in currency valuations between the time the ETF places its orders for securities and the time those orders are filled. The ETFs do not use foreign currency forward contracts as portfolio investments. The Registrant has removed the 5% limitation and believes its disclosure is consistent with the Barry Miller letter.

Comment No. 31: With respect to the disclosure concerning money market instruments, clarify how the ETFs use these instruments.

Response: The Registrant has modified the disclosure. In connection with creation or redemption of shares in Creation Units, the ETFs may receive a cash amount due to the ETF’s investment in “cash in lieu” markets. This cash amount is held in the ETF’s brokerage account, which may be “swept” into money market funds or other money market arrangements by the broker. The ETFs do not intentionally hold cash unless it is pending investment or pending payment of redemption proceeds to an Authorized Participant, or during a period when the ETF is restructuring its portfolio. The ETFs do not specifically select particular money market funds or instruments for this purpose, but reserve the right to do so from the list of securities described in the SAI in this section. In addition, during times of market stress, when the ETF is applying its temporary defensive strategy, the ETF may use money market instruments as described in this section.

Comment No. 32: With respect to the Foreign Issuers section, review the disclosure to ensure specific risks relating to the ETFs’ use of depository receipts are disclosed.

Response: The Registrant has reviewed the disclosure and declines to make significant changes. The ETFs do not use depository receipts as a principal investment strategy but for certain companies, depository receipts may be preferable.

Comment No. 33: With respect to the Securities Lending disclosure, confirm that the ETFs will make prospectus revisions if they begin to engage in securities lending.

Response: The Registrant confirms that if the ETFs begin to engage in securities lending, the Registrant will make appropriate revisions to registration statements.

Comment No. 34: With respect to the fundamental investment restrictions, (i) confirm that the ETFs have the ability to use short sales but that the ETFs will not engage in short sales; and (ii) move the concentration policy from non-fundamental to fundamental.

Response: The Registrant confirms that although as a fundamental policy, the ETFs could use short sales, the ETFs are not currently using short sales as an investment strategy. The ETFs are long only funds. With respect to concentration, the Registrant has relocated the policy to its correct location in the fundamental policies section.

Comment No. 35: In the Purchase and Redemption of Shares in Creation Units, clarify that the Transaction Fee is a single fee and insert amount.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

September 21, 2020

Response: The Registrant confirms that a single fixed transaction fee is assessed on creation unit transactions. The disclosure has been clarified.

Comment No. 36: With respect to the Purchases Outside the Clearing Process section, explain why the Registrant cannot set a cut-off time for orders.

Response: Purchases made outside the Clearing Process are not effectuated in the same way as for other orders. The Registrant understands that the Federal Reserve Bank wire system may impose earlier deadlines for customer transactions, which can vary by customer and transaction type. The Registrant is not in a position to describe how the Federal Reserve Bank operations could intersect with the ETF’s purchase process except to note that earlier cut-off times may be imposed on a customer by their bank to meet the customer’s bank’s operational requirements for Federal Reserve Bank wire transactions.

Comment No. 37: Confirm that the ETFs will comply with recordkeeping requirements imposed by Rule 6c-11.

Response: The Registrant confirms that it will comply with applicable recordkeeping requirements.

Comment No. 38: In the Part C, please confirm that the ETFs will comply with appropriate hyperlinking obligations and consult Staff Legal Bulleting No. 19 regarding the legality of shares opinion.

Response: The Registrant confirms that the ETFs will comply with applicable hyperlinking requirements and that it will consult the staff legal bulletin. The Registrant notes that these funds are the successors in interest to two existing funds and therefore, the opinions on the merger transactions will not be executed and filed as an exhibit until the mergers close.

Comments received August 28, 2020 and August 31, 2020:

Comment No. 39: Refer to “Fund” instead of ETF throughout.

Response: The Registrant has made the requested change except in sections relating to trading of ETF Shares, where the language “ETF Shares” is retained because the Registrant believes that it flows better with language concerning bid/ask spread, especially for these funds because the shareholder base is not accustomed to secondary market trading language and because using “Fund Shares” in this context could be confusing to former mutual fund shareholders.

Comment No. 40: Delete extraneous cross-references to Expenses in Summary Prospectus.

Response: The Registrant has made the deletion.

Comment No. 41: In the Summary Prospectus Principal Investment Strategies section for the Asia Pacific Dividend Builder ETF, delete “including but not limited to” in the list of countries in the Asia Pacific region and reconfirm that all countries listed are principal investment strategy countries. Confirm that the Registrant will update the list of principal investment strategy countries as they change.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

September 21, 2020

Response: The Registrant has made the deletion. The Registrant has reviewed the portfolio and its historical predecessor and has clarified the countries in the Asia Pacific region in which the Fund will invest, considering whether investments in issuers economically tied to these countries are “principal investment strategies”. The Registrant notes that the Fund has no quantitative formula or metric to invest in companies economically tied to particular countries in the Asia Pacific region. In considering whether countries should be named in the principal investment strategy summary, however, the Registrant is mindful of the Staff’s instructions in Guidance Update 2014-08, and has considered the risks to which the Fund’s portfolio as a whole will be subjected, and that investments in issuers in certain countries could be expected to affect the Fund’s net asset value, yield or total return.

Comment No. 42: In the 20% portfolio discussion, clarify this section includes investments in companies economically tied to countries in developed markets that are not in the Asia Pacific region and consider moving ADR/GDR disclosure if it is not intended to be limited to this 20%.

Response: The Registrant has revised the disclosure. The Registrant has moved discussion of ADRs and GDRs to the SAI as these are not principal strategies.

Comment No. 43: In the summary of Principal Risks in the Summary Prospectus, expand to include a specific bullet point for each country mentioned in the principal investment strategy section and consider whether the principal risks and principal investment strategies are well-correlated.

Response: The Registrant has revised the disclosure.

Comment No. 44: In the Currency and Currency Exchange Risk bullet points and sub-bullet points, add disclosure identifying the specific foreign currencies that could have associated volatility that could adversely affect the fund’s investment program.

Response: The Registrant has revised the disclosure.

Comment No. 45: In the “More About the Each Fund’s Investment Strategies and Risks” section, change heading of “Other Risks” to “Other Principal Risks”; later in the introduction to Item 9 risks, change heading of Additional Principal Risks of Investing in Our Funds to Principal Risks of Investing in our Funds and re-order so that there are no extra “principal risk” sections for the individual funds.

Response: The Registrant has revised the disclosure.

Comment No. 46: Enhance Risks of Investing in ETFs bullets by separating market price deviation risk from foreign securities risk and carry through notion that foreign securities holdings in markets that are closed when the ETF’s trading markets are open could lead to differences between market prices of the ETF shares on the exchange and the actual underlying value per share of the ETF share based on prices of its underlying holdings.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

September 21, 2020

Response: The Registrant has revised the disclosure.

Comment No. 47: Enhance Costs of buying, selling or holding ETF Shares” with language that clarifies that in times of market stress, when spreads widen or premiums or discounts become larger, a purchaser could pay significantly more for ETF shares or receive significantly less for ETF shares in secondary market transactions than the underlying value per share of the Fund.

Response: The Registrant has revised the disclosure.

Comment No. 48: In Absence of Acting Trading Risk bullet, change the heading to Absence of Active Trading Market Risk and enhance this disclosure to clarify that the absence of an active trading market could lead to a heightened risk of a difference between the ETF’s market price and the underlying value of ETF shares.

Response: The Registrant has revised the disclosure.

Comment No. 49: Remove language concerning the sufficiency of the ETF’s trading history and remove “generally” in reference to creation unit size.

Response: The Registrant has revised the disclosure.

Comment No. 50: In the Summary Prospectus Principal Investment Strategies section for the Dividend Builder ETF, clarify what “high returns” means with respect to capital investment and identify the source.

Response: The Registrant has clarified the disclosure to convey that the Adviser’s process in evaluating dividend-paying companies for this Fund’s portfolio includes assessing the income produced by a company in comparison to capital invested in a company. The Adviser uses information and assessments from a variety of sources as well as its own proprietary method to evaluate whether a company should be included in or removed from the Fund’s portfolio. The Adviser considers multiple data points relating to capital investment by a company and no single source can be disclosed that would enhance investor understanding of the Fund’s investment strategy.

Comment No. 51: In the Portfolio Holdings Disclosure Policy disclosure and under the heading Website Disclosure, enhance the disclosure to clarify that the portfolio securities comprising the basket will be available on the Fund’s website prior to the opening of trading as well as through NSCC and delete rule references.

Response: The Registrant has revised the disclosure.

Comment No. 52: In the Fair Value Pricing section, clarify disclosure around the use of closing prices in foreign securities markets and state how valuation issues are handled if they arise.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

September 21, 2020

Response: The Registrant has revised the disclosure.

Respectfully submitted,

/s/ Alexandra Alberstadt

Alexandra Alberstadt